January 4, 2021

Harbert Discovery Fund Issues Letter to the Independent Directors of Enzo Biochem, Inc.

Birmingham, AL

Enzo Biochem, Inc.

Dr. Mary Tagliaferri, Director

Dr. Ian Walters, Director

Ms. Rebecca Fischer, Director

Mr. Dov Perlysky, Director

60 Executive Boulevard

Farmingdale, NY 11735

Independent Directors of the Board,

Earlier today Enzo Biochem Inc. (“Enzo” or the “Company”) held its 2020 annual meeting (“Annual Meeting”). Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (collectively “HDF”) currently own approximately 11.74% of the outstanding shares of Enzo, making us the Company’s largest shareholder.

At the meeting the Company refused to disclose preliminary results of the shareholder votes.

We voted our shares on management's white proxy card “Against” the election of Dr. Elazar Rabbani (“Dr. Rabbani”), Dr. Mary Tagliaferri (“Dr. Tagliaferri”), and Dr. Ian Walters (“Dr. Walters”). We voted on management's card to ensure our votes were counted in light of the uncertainty surrounding whether votes cast on the green proxy card put forth by Roumell Asset Management, LLC ("Roumell") would be recognized. We would have preferred that the Company recognized Roumell's proxy card and given its shareholders the ability to choose between Roumell's candidates and those put forth by the Company, but the Company’s stance is consistent with its unfortunate pattern over many years of disregarding the will of its shareholders. Our "Against" vote on Dr. Rabbani was a comment not only on Dr. Rabbani as a director but also as an executive. Accordingly, should Dr. Rabbani receive more "Against" than "For" votes we strongly urge Enzo’s Board of Directors ("Board") to accept Dr. Rabbani's resignation from the Board and to take steps to remove Dr. Rabbani as Chief Executive Officer.

Additionally, Enzo did not acknowledge or respond to the questions we submitted through the online portal. Consequently, we pose those questions here:

●	What is the succession plan for Dr. Rabbani?
●	Would Dr. Tagliaferri, Dr. Walters, and Ms. Rebecca Fischer please comment on how they intend to create shareholder value at Enzo?
●	Does the Company have a mechanism for concerned employees to report their concerns directly to the independent directors without a fear of retribution?
●	How do the independent directors evaluate the CEO?

●	Do the independent directors engage in dialogue with rank and file employees?
●	Is there a 360 degree review process that independent directors have access to?
●	Do the independent directors feel confident that they have absolute access to Company information without objection or resistance from senior management?
●	Why is someone who was voted off the Board still hosting the annual meeting and earnings calls?
●	What is the update on the engagement with Lazard?

We are disappointed that none of these questions were addressed during today’s Annual Meeting. We have listed them here as we think it would be helpful and beneficial to Enzo’s shareholders to have answers. As independent directors of the Company with a fiduciary duty to its shareholders, we feel you owe it to us and the other shareholders to address these issues.

Sincerely,

Harbert Discovery Fund, LP

Harbert Discovery Co-Investment Fund I, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-Investment Fund I GP, LLC

Important Disclosure

THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. (“ENZO”). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO’S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (HDF)

HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach.

About Harbert Management Corporation (HMC)

HMC is an alternative asset management firm with approximately $7.5 billion in regulatory assets under management as of November 30, 2020. HMC currently sponsors eight distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

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